FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

Information furnished as at 25 July 2019

RELX PLC
(Registrant)

1-3 Strand London WC2N 5JR United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

EXHIBIT INDEX

Exhibit No.	Description

99.1	RELX PLC – Consolidated Interim Results

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

RELX PLC
Registrant

By:	/s/ A McCulloch
Name: A McCulloch
Title: Deputy Secretary

Date:	25 July 2019